Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Formation
Igen, Inc	Delaware
Teligent Pharma, Inc.	Delaware
Teligent Luxembourg S.a.r.l.	Luxembourg
Teligent OÜ	Luxembourg
Teligent Canada, Inc.	British Columbia, Canada
TELIP, LLC	Delaware
Microburst Energy, Inc. (Inactive)	Delaware
Blood Cells, Inc. (Inactive)	Delaware
Flavorsome, Ltd. (Inactive)	Delaware
Teligent Jersey Limited (dissolved 2/17/2020)	Jersey (U.K.)